Exhibit 99.5

BROKER LOGO

ANY BROKER
5970 ANYSTREET
CITY, PROVINCE V5V 5V5

S91970-81 010 E:
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ANNUAL MEETING

CELESTICA INC.

WHEN:
TUESDAY, APRIL 23, 2013 AT 9:00 AM EDT

WHERE:
TMX BROADCAST CENTRE, THE EXCHANGE TOWER
130 KING STREET WEST
TORONTO, ONTARIO

JOHN SAMPLE
5970 ANY STREET
CITY, PROVINCE Z6Z 6Z6

STEP 1 **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR 12-DIGIT CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

BY FACSIMILE: **905-507-7793** OR **514-281-8911**

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

CONTROL NO.: → 123456789123 **PROXY DEPOSIT DATE:** APRIL 19, 2013

Dear Client:

A meeting is being held for securityholders of the above noted issuer.

1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you but not registered in your name.
2. **Votes are being solicited by or on behalf of the management of the corporation.**
3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, provided that the materials are made available in your requested language.
4. Unless you attend the meeting and vote in person, your securities can only be voted by us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested in this form to provide your voting instructions to us promptly. We will issue a proxy on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.
5. When you give us your voting instructions, you acknowledge that:
   - You are the beneficial owner;
   - You are authorized to provide these voting instructions; and
   - You have read the material and the voting instructions on this form.
6. You may not present this voting instruction form at the meeting in order to vote.
7. To attend the meeting and vote your shares in person:
   - Write your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com (if available) and insert the name in the "Appointee" section on the electronic ballot.

   You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. Unless you instruct otherwise, the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to, the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or the information / proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.
8. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
9. If the items listed in the information/proxy circular are different from the items listed on the other side of this form, the information/proxy circular will be considered correct.
10. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the information/proxy circular, except in the case of your appointment of an Appointee.
11. **To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is returned for processing or voted online <u>at least one business day before the proxy deposit date noted above</u>.** Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.

If you have any questions or require help, please contact the person who services your account.

<u>Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials</u>

By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.

PLEASE SEE OVER

VOTING INSTRUCTION FORM

CELESTICA INC.

34

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	TUESDAY, APRIL 23, 2013 AT 9:00 AM EDT
RECORD DATE:	MARCH 8, 2013
PROXY DEPOSIT DATE:	APRIL 19, 2013
ACCOUNT NO:	123456789

CUID: T123 C55
CUSIP: 234567TES

S91970-81 010 E:
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A:A N:N V:

10852138

CONTROL NO.: → 123456789123

8000002100 0000000000 0000000000 080087002

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): WILLIAM A. ETHERINGTON OR, FAILING HIM, CRAIG H. MUHLHAUSER

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

R2

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

01 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

NOMINEE	FOR	WITHHOLD
01 DAN DIMAGGIO	☐	☐
02 WILLIAM A. ETHERINGTON	☐	☐
03 LAURETTE KOELLNER	☐	☐
04 CRAIG H. MUHLHAUSER	☐	☐
05 JOSEPH M. NATALE	☐	☐
06 EAMON J. RYAN	☐	☐
07 GERALD W. SCHWARTZ	☐	☐
08 MICHAEL WILSON	☐	☐

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

ITEM			
01	APPOINTMENT OF KPMG LLP AS AUDITOR AND AUTHORIZATION OF THE BOARD OF DIRECTORS OF CELESTICA INC. TO FIX THE REMUNERATION OF THE AUDITOR.	FOR ☐	WITHHOLD ☐
02	ADVISORY RESOLUTION ON CELESTICA INC.'S APPROACH TO EXECUTIVE COMPENSATION.	FOR ☐	AGAINST ☐

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL FINANCIAL STATEMENTS, INTERIM FINANCIAL STATEMENTS OR BOTH (INCLUDING RELEVANT MD&A) BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX PROVIDED.

ANNUAL	INTERIM	NONE
☐	☐	☐

NOTE THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) ***INVALID IF NOT SIGNED***

M M D D Y Y

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